Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated June 14, 2012

Relating to Preliminary Prospectus Supplement dated June 13, 2012

(To Prospectus dated December 22, 2011)

Registration Statement No. 333-178691

PRICING TERM SHEET

Dated June 14, 2012

Relating to the Preliminary Prospectus Supplement Referred to Below

Royal Gold, Inc.

Offering of

$325,000,000 aggregate principal amount of

2.875% Convertible Senior Notes due 2019

The information in this pricing term sheet relates only to the offering (the “Offering”) of 2.875% Convertible Senior Notes due 2019 by Royal Gold, Inc. and should be read together with (i) the preliminary prospectus supplement dated June 13, 2012 relating to the Offering, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and (ii) the accompanying prospectus dated December 22, 2011, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	Royal Gold, Inc., a Delaware corporation.

Ticker/Exchange for Common Stock:	RGLD / The NASDAQ Global Select Market (“NASDAQ”); RGL / Toronto Stock Exchange

Securities Offered:	2.875% Convertible Senior Notes due 2019 (the “Notes”).

Trade Date:	June 15, 2012.
Expected Settlement Date:	June 20, 2012.

Aggregate Principal Amount of Notes Offered:	$325,000,000 aggregate principal amount of Notes.

Underwriters’ Option to Purchase Additional Notes:	Up to $45,000,000 aggregate principal amount of additional Notes.

Net Proceeds of the Offering after Underwriting Discounts and Commissions and Estimated Offering Expenses:	Approximately $315.3 million (or approximately $359.1 million if the underwriters exercise their option to purchase additional Notes in full).

Maturity Date:	June 15, 2019, unless earlier converted, redeemed or repurchased by the Issuer at the holder’s option upon a fundamental change.

Annual Interest Rate:	2.875% per annum.

Interest Payment and Record Dates:

Interest will accrued from June 20, 2012, and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2012, to the person in whose name a Note is registered at the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date.

Public Offering Price:	100%

Closing Stock Price:	$78.01 per share of the Issuer’s common stock on NASDAQ on June 14, 2012.

Conversion Premium:	Approximately 35% above the Closing Stock Price.

Initial Conversion Price:	Approximately $105.31 per share of the Issuer’s common stock, subject to adjustment.

Initial Conversion Rate:	9.4955 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment.

Use of Proceeds:

We estimate that the net proceeds from this offering will be approximately $315.3 million (or approximately $359.1 million if the underwriters exercise their option to purchase additional notes in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $110.7 million of the net proceeds of this offering to repay amounts outstanding under, and to terminate, our term loan facility. We intend to use the remaining net proceeds from this offering for general corporate purposes, including acquisitions of additional royalty interests. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Book-Running Manager:	Goldman, Sachs & Co.
Lead Managers:	HSBC Securities (USA) Inc. and Scotia Capital (USA) Inc.
Co-Managers:	CIBC World Markets Corp; Merrill Lynch, Pierce, Fenner & Smith Incorporated; RBC Capital Markets, LLC; NBF Securities (USA) Corp.; UBS Securities LLC and MLV & Co. LLC

CUSIP/ISIN Number:	780287 AA6/US780287AA66
Listing:	None.

Underwriting Discounts and Commissions:

The following table shows the public offering price, the underwriting discounts and commissions and the proceeds before expenses to the Issuer from the offering (assuming either no exercise or full exercise of the underwriters’ option to purchase additional Notes):

		Total
	Per Note	Without Option	With Option
Public offering price	100.00%	$325,000,000	$370,000,000
Underwriting discounts and commissions	2.75%	$8,937,500	$10,175,000
Proceeds, before expenses, to Royal Gold, Inc.	97.25%	$316,062,500	$359,825,000

Adjustment to Conversion Rate Upon Conversions in Connection with a Make-Whole Fundamental Change or a Notice of Redemption:

The following table sets forth the number of additional shares of the Issuer’s common stock by which the Issuer will increase the Conversion Rate for any holder that converts its Notes in connection with (i) a make-whole fundamental change or (ii) a notice of redemption, for each stock price and date set forth below:

	Stock Price
Effective Date /Date of the Redemption Notice	$78.01	$80.00	$82.50	$85.00	$90.00	$100.00	$105.31	$115.00	$130.00	$136.91	$150.00	$175.00	$200.00	$250.00
June 20, 2012	3.3234	3.2932	3.0803	2.8868	2.5400	1.9960	1.7637	1.4281	1.0607	0.9370	0.7594	0.5336	0.3820	0.2108
June 15, 2013	3.3234	3.2204	3.0061	2.8055	2.4567	1.9041	1.6706	1.3352	0.9699	0.8508	0.6790	0.4768	0.3411	0.1868
June 15, 2014	3.3234	3.1410	2.9211	2.7183	2.3614	1.7991	1.5643	1.2290	0.8690	0.7504	0.5899	0.4089	0.2907	0.1597
June 15, 2015	3.3234	3.0595	2.8306	2.6229	2.2552	1.6805	1.4435	1.1071	0.7532	0.6404	0.4862	0.3324	0.2329	0.1266
June 15, 2016	3.3234	2.9927	2.7530	2.5343	2.1499	1.5556	1.3139	0.9730	0.6237	0.5161	0.3763	0.2480	0.1725	0.0898
June 15, 2017	3.3234	2.9321	2.6742	2.4397	2.0306	1.4048	1.1532	0.8063	0.4675	0.3698	0.2514	0.1591	0.1048	0.0482
June 15, 2018	3.3234	2.8953	2.6045	2.3400	1.8815	1.1960	0.9309	0.5809	0.2753	0.1982	0.1249	0.0813	0.0529	0.0249
June 15, 2019	3.3234	3.0045	2.6258	2.2692	1.6157	0.5045	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates or dates of the redemption notice may not be set forth in the table above, in which case:

•                if the stock price is between two stock prices in the table or the date is between two dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later dates, as applicable, based on a 365-day year;

•                if the stock price is greater than $250.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the Conversion Rate; and

•                if the stock price is less than $78.01 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the Conversion Rate.

Notwithstanding the foregoing, in no event will the Conversion Rate be increased on account of a make-whole fundamental change or a redemption notice to exceed 12.8189 shares of common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the Conversion Rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

CAPITALIZATION

The following table sets forth the cash and equivalents and capitalization of Royal Gold as of March 31, 2012:

•                on an actual basis; and

•                on an as adjusted basis to give effect to the issuance of $325,000,000 aggregate principal amount of Notes (assuming no exercise of the underwriters’ option to purchase additional Notes) and the application of the net proceeds therefrom as described in “Use of Proceeds” in the Preliminary Prospectus Supplement.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Issuer’s unaudited interim consolidated financial statements and the notes to those financial statements appearing in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, which is incorporated by reference into the Preliminary Prospectus Supplement.

	As of March 31, 2012
	Actual	As Adjusted
	(dollars in thousands, unaudited)
Cash and equivalents	$183,338	384,251

Revolving credit facility	—	—
Term loan	114,400	—
Convertible senior notes offered hereby(1) (2)	—	258,220

Equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized; 58,596,101 shares issued and outstanding	586	586
Exchangeable shares, no par value, 1,806,649 shares issued, less 992,823 redeemed shares	35,816	35,816
Additional paid-in capital(1)	1,604,019	1,668,809
Accumulated other comprehensive loss	(8,303)	(8,303)
Accumulated earnings	148,500	148,500

Total Royal Gold stockholders’ equity	1,780,618	1,845,408
Non-controlling interests	25,058	25,058

Total equity	1,805,676	1,870,466

Total capitalization	$1,920,076	2,128,685

(1)               In accordance with ASC 470-20, the allocated value of the feature to convert the debt into common stock is reported as a component of stockholders’ equity. The debt is reported at a discount to the face amount resulting in a decrease in the amount of debt with an increase in equity reported in our financial statements. The amount of debt reported will accrete up to the face amount over the expected term of the debt. The determination of the debt and equity components for the notes has been estimated but is subject to change based upon the completion of the Issuer’s analysis of non-convertible debt interest rates. ASC 470-20 does not affect the actual amount that the Issuer is required to repay.

(2)               The aggregate principal amount of the convertible senior notes offered hereby is $325.0 million and the carrying amount of $258.2 million is net of unamortized interest discount of $66.8 million.

The number of shares of common stock outstanding excludes:

•                  813,826 exchangeable shares of RG Exchangeco Inc. outstanding as of March 31, 2012 that are convertible on a one-for-one basis for shares of Royal Gold, Inc. common stock and one share of Special Voting Stock issued to give the exchangeable shares equivalent voting rights to Royal Gold, Inc. common stock, all of which were issued in connection with our acquisition of International Royalty Corporation;

•                  171,037 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $36.62 per share, of which 134,573 shares of common stock are subject to options that are vested and immediately exercisable;

•                  65,950 performance shares that vest upon achieving certain performance goals;

•                  241,153 shares of restricted stock that vest with continued service to Royal Gold, Inc.;

•                  191,216 shares of common stock issuable upon exercise of outstanding stock-settled appreciated rights, of which 104,643 shares are vested and immediately exercisable; and

•                  1,070,230 shares of common stock reserved for future issuance under our equity compensation plan.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges of the Issuer for the periods indicated.

	Pro Forma(1)
	Nine Months Ended	Fiscal Year Ended	Nine Months Ended	Fiscal Year Ended June 30,
	March 31, 2012	June 30, 2011	March 31, 2012	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	15.13x	10.57x	31.13x	18.72x	16.89x	98.55x	41.10x	23.28x

(1)         The pro forma ratio of earnings to fixed charges assumes that the issuance of the Notes and the application of the net proceeds therefrom as described in “Use of Proceeds” above were completed as of July 1, 2010.

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, net income attributable to non-controlling interests, and losses or earnings from equity investments plus fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs and that portion of rental expense we believe to be representative of interest.

The Issuer has filed a registration statement (including a prospectus dated December 22, 2011) and the Preliminary Prospectus Supplement with the SEC for the Offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you these documents if you request them by contacting Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282 (telephone no. 212-902-1171, facsimile: 212-902-9316, email: prospectus-ny@ny.email.gs.com).

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.